Exhibit 99.1

Ultragenyx to Acquire Dimension Therapeutics

Ultragenyx Enters into Definitive Agreement to Acquire Dimension for $6.00 Per Share in Cash in a

Transaction Valued at Approximately $151 Million Based on Currently Outstanding Shares

Combined Company will be Strongly Positioned to Bring Needed New Therapies to Market

NOVATO, Calif., and CAMBRIDGE, Mass., October 3, 2017 – Ultragenyx Pharmaceutical Inc. (NASDAQ: RARE) (“Ultragenyx” or the “Company”), a biopharmaceutical company focused on the development of novel products for rare and ultra-rare diseases, and Dimension Therapeutics, Inc. (NASDAQ: DMTX) (“Dimension”) today announced that they have entered into a definitive merger agreement under which Ultragenyx will acquire all of the outstanding shares of common stock of Dimension for $6.00 per share, or approximately $151 million in cash, based on currently outstanding shares. The transaction is structured as a tender offer and will be funded through Ultragenyx’s existing cash resources.

The definitive agreement between Ultragenyx and Dimension has been approved by the Boards of Directors of both companies, and follows the termination of the merger agreement between Dimension Therapeutics and REGENXBIO Inc. (NASDAQ:RGNX) (“REGENXBIO”), previously announced on August 25, 2017. Following discussions with both Ultragenyx and REGENXBIO, the Board of Directors of Dimension determined that the Ultragenyx transaction represented a superior proposal. Ultragenyx will pay REGENXBIO a termination fee pursuant to the REGENXBIO merger agreement, on behalf of Dimension.

The transaction is a compelling opportunity to create value as it combines Dimension’s innovative portfolio of assets and its advanced gene therapy platform with Ultragenyx’s late-stage clinical, regulatory, and commercial expertise in the rare disease space. Ultragenyx plans to maintain a gene therapy research and development unit, and a manufacturing team at Dimension’s facilities in Massachusetts in order to retain the team’s significant gene therapy knowledge and to efficiently progress critical manufacturing development.

Emil D. Kakkis, M.D., Ph.D., Chief Executive Officer and President of Ultragenyx said, “The acquisition of Dimension provides a unique opportunity to approach treatment of more rare diseases and advance our development as a next-generation rare disease company. Specifically, we look forward to leveraging our development and commercial skills in combination with Dimension’s gene therapy technology, programs and people to accelerate the process of expanding treatment options and bringing important new therapies to market for patients.”

“We are pleased to reach this agreement with Ultragenyx, which provides a substantial premium and immediate, certain value to Dimension stockholders,” said Dimension Chief Executive Officer, Dr. Annalisa Jenkins, M.B.B.S., F.R.C.P. “I am thankful for the hard work and dedication of our talented employees, and am confident they will continue to make valuable contributions as part of a larger organization. I look forward to working closely with Ultragenyx to seamlessly bring our companies together to realize the power of this compelling combination.”

The combined company is expected to bring numerous benefits to all stakeholders, including:

•	Compelling, all-cash transaction for Dimension stockholders: The transaction will deliver significant and certain value to Dimension stockholders.

•	Provides Ultragenyx with new therapeutic modalities and capabilities: Dimension provides a technology platform allowing Ultragenyx to expand into gene therapy, which is an excellent therapeutic fit in the metabolic genetic disease area and complementary to Ultrangenyx’s small molecule, protein and mRNA modes of treatment.

•	Diversifies Ultragenyx’s Clinical and Preclinical Pipeline: Dimension’s programs are at an early stage of clinical development and add significant upcoming milestones that are complementary to Ultragenyx’s later stage and filed programs.

•	Enables acceleration of Dimension’s programs: Ultragenyx’s integrated rare disease capabilities and global resources will position the combined company to accelerate development and commercialization of Dimension’s assets.

Under the terms of the merger agreement, a wholly-owned subsidiary of Ultragenyx will commence a tender offer to acquire all of the outstanding shares of Dimension’s common stock at $6.00 per share in cash. Following successful completion of the tender offer, Ultragenyx will acquire all remaining shares not tendered in the offer through a second step merger at the same price as in the tender offer. The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Dimension shares on a then fully diluted basis, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and other customary conditions. The tender offer is not subject to a financing condition and is expected to close before the end of 2017.

Advisors

Centerview Partners LLC is serving as financial advisor to Ultragenyx, and Skadden, Arps, Slate, Meagher & Flom LLP is serving as Ultragenyx’s legal advisor.

MTS Health Partners, L.P. is serving as financial advisor to Dimension, and Goodwin Procter LLP is serving as Dimension’s legal counsel.

About Ultragenyx Pharmaceutical Inc.

Ultragenyx is a biopharmaceutical company committed to bringing to market novel products for the treatment of rare and ultra-rare diseases, with a focus on serious, debilitating genetic diseases. The Company has rapidly built and advanced a diverse portfolio of product candidates with the potential to address diseases for which the unmet medical need is high, the biology for treatment is clear, and for which there are no approved therapies.

The Company is led by a management team experienced in the development and commercialization of rare disease therapeutics. Ultragenyx’s strategy is predicated upon time and cost-efficient drug development, with the goal of delivering safe and effective therapies to patients with the utmost urgency.

For more information on Ultragenyx, please visit the Company’s website at www.ultragenyx.com.

About Dimension Therapeutics, Inc.

Dimension Therapeutics, Inc. (NASDAQ:DMTX) is a leader in discovering and developing new therapeutic products for people living with devastating rare and metabolic diseases associated with the liver, based on the most advanced mammalian adeno-associated virus (AAV) gene delivery technology. Dimension is actively progressing its broad pipeline, which features programs addressing unmet needs for patients suffering from inherited metabolic diseases, including OTC deficiency and GSDIa, and a collaboration with Bayer in hemophilia A. Dimension has initiated a phase 1/2 clinical trial with DTX301 for the treatment of OTC deficiency. The company targets diseases with readily identifiable patient populations, highly predictive preclinical models, and well-described, and often clinically validated, biomarkers. Founded in 2013, Dimension maintains headquarters in Cambridge, Massachusetts.

Forward Looking Statements

Except for the historical information contained herein, the matters set forth in this communication, including statements of anticipated changes in the business environment in which Ultragenyx and Dimension operate and in Ultragenyx’s or Dimension’s future prospects or results, statements relating to Ultragenyx’s or Dimension’s intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future, or statements relating to the consummation of the transaction and the potential benefits of the transaction, are forward-looking statements. Such forward-looking statements involve substantial risks and uncertainties that could cause clinical development programs, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, such as the regulatory approval process, the timing of regulatory filings and other matters that could affect sufficiency of existing cash, cash equivalents and short-term investments to fund operations and the availability or commercial potential of our drug candidates. There is no assurance that the transaction will be consummated, and it is important to note that actual results could differ materially from those projected in such forward-looking statements. Ultragenyx and Dimension undertake no obligation to update or revise any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Ultragenyx and Dimension in general, see Ultragenyx’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2017, and Dimension’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2017, and their respective subsequent periodic reports filed with the SEC.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Dimension. A solicitation and an offer to buy shares of Dimension will be made only pursuant to an offer to purchase and related materials that Ultragenyx intends to file with the SEC. At the time the offer is commenced, Ultragenyx will file a Tender Offer Statement on Schedule TO with the SEC, and Dimension will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.

Dimension stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement, in each case as may be amended from time to time, because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Dimension at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by Ultragenyx upon request by mail to Ultragenyx Pharmaceutical Inc., 60 Leveroni Ct., Novato, CA 94949, attention: Investor Relations, by phone at (415) 483-8800, or directed to the information agent for the offer, which will be named in the Tender Offer Statement.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, Ultragenyx and Dimension file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Ultragenyx or Dimension at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Ultragenyx’s and Dimenion’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts for Ultragenyx:

Investor Relations:

Ryan Martins

415-483-8257

Media Relations:

Joele Frank, Wilkinson Brimmer Katcher

Tim Lynch / Trevor Gibbons / Leigh Parrish

212-355-4449

Contacts for Dimension Therapeutics:

Mary Thistle

Chief Operating Officer

Dimension Therapeutics

617-714-0659

mary.thistle@dimensiontx.com

Burns McClellan, on behalf of Dimension Therapeutics

Media: Justin Jackson

212-213-0006, ext.327

jjackson@burnsmc.com